MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

December 28, 2006

3.	News Release

A news release dated December 28, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on December 28, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On December 28, 2006, TransGlobe announced the drilling results at Tasour #23ST and an operations update on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 2, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
OPERATIONS UPDATE ON BLOCK 32, REPUBLIC OF YEMEN

Calgary, Alberta, Thursday, December 28, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce the drilling results at Tasour #23ST and updated operations on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #23ST exploration well was drilled to a total depth of 3,139 meters and suspended as a potential upper Naifa oil well. Approximately 200 barrels of 27 API oil and 457 barrels of drilling fluids were recovered from a 10.5 meter perforated interval in the upper Naifa carbonate. The production test was terminated early (17 hours) when the large electrical submersible pump (“ESP”) over-heated.

Well stimulation and horizontal drilling have led to the successful exploitation of the upper Naifa carbonates on other blocks in Yemen. Therefore the initial result on Tasour 23ST is very encouraging. To evaluate the new discovery, the Operator is preparing to stimulate the zone with acid, install a smaller ESP and place the well on a long term production test. It is expected that the production test will commence early in 2007, with oil trucked to the Tasour facility for treatment and export.

The Tasour #23ST exploration well targeted prospects in the Naifa carbonates and fractured Basement. The Tasour #23 well commenced drilling on September 5, 2006 and encountered significant drilling problems at 2,586 meters. The well was subsequently plugged back to 852 meters and side tracked on October 29. The side track well reached a total depth of 3,139 meters (approximately 300 meters into the Basement) on December 7. Testing was carried out on the Basement and on two separate Naifa carbonate zones. No hydrocarbons were recovered from tests on the Basement and the lower Naifa carbonate. The drilling rig is currently moving to a non-owned, adjacent Block.

A second drilling rig completed a two well service program in the Tasour field (a new water injector at Tasour #24 and a re-completion at Tasour #10) and is scheduled to move to Block 72 (TransGlobe 33% WI) to drill Nasim #1. The Nasim #1 exploration well is located to test prospects in the Qishn sandstones and in the Naifa carbonates and expected to commence drilling in mid January.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s Lloyd Herrick	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Lloyd W. Herrick	#2500, 605 – 5th Avenue, S.W.,
Vice President & COO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com